ASSIGNMENT

THIS ASSIGNMENT made this 10th day of May, 2007, by and between Diane J. Harrison ("Assignor") and Cheetah Consulting, Inc. ("Assignee"):

WITNESSETH, that for valuable consideration in hand paid by the Assignee to the Assignor, receipt of which is hereby acknowledged, the Assignor hereby assigns and transfers to the Assignee all of her right, title and interest in and to one 2006 Mercedes Benz, Model C55 AMG, Vehicle Identification Number WDBRF76J96F812531, a copy of the title is annexed hereto. Provided, however, no warranties of any kind whatsoever are made incident to this Assignment.

IN WITNESS WHEREOF, the Assignor has executed this Assignment on the day and year first above written.

/s/DIANE J. HARRISON

/s/ DIANE J. HARRISON

Diane J. Harrison Assignor	Diane J. Harrison, President Cheetah Consulting, Inc. Assignee